RA 316

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MAR 0 2 2009

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Winebrenner Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10602 Timberwood Circle, Ste 13
(No. and Street)

Louisville (City) Kentucky (State) 40223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Foley, CPA 859-231-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ray, Foley, Hensley & Company, PLLC
(Name – *if individual, state last, first, middle name*)

230 Lexington Green Circle, Ste 600 (Address) Lexington, (City) KY (State) 40503 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JM

OATH OR AFFIRMATION

I, Earl G. Winebrenner III, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Winebrenner Capital Partners, LLC (the "Company") as of December 31, 2008 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Date: 2-25-09

Managing Member,
Financial and Operations Principal
Title

Subscribed and sworn to before me
this 25 day of February, 2009.

Notary Public

WES CROWDIS
NOTARY PUBLIC
STATE AT LARGE
STATE OF KENTUCKY
My Commission Expires June 23, 2012

This report contains (check all applicable boxes)*

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Changes in Financial Condition
(x)	(e)	Statement of Changes in Stockholder's Equity or Partner's or Sole Proprietor's Capital
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
(x)	(g)	Computation of Net Capital
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3
( )	(j)	A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report (not applicable).
( )	(n)	A report describing any material inadequacies found to exist or to have existed since the date of the previous audit (not applicable).
(x)	(o)	Independent Auditors' Report on Internal Control Required by SEC 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS

Ray, Foley, Hensley & Company, PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Dennis H. England, CPA
Michael D. Foley, CPA
Lyman Hager, Jr., CPA
Jerry W. Hensley, CPA
J. Carroll Luby, CPA

Marc T. Ray, CPA-ABV

To the Member
Winebrenner Capital Partners, LLC
Louisville, Kentucky

We have audited the accompanying statement of financial position of Winebrenner Capital Partners, LLC as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winebrenner Capital Partners, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with auditing standards generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ray, Foley, Hensley & Company, PLLC
Ray, Foley, Hensley & Company, PLLC
Lexington, Kentucky
February 25, 2009

WINEBRENNER CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL POSITION
December 31, 2008

ASSETS		
Cash and cash equivalents	$	181,152
Commissions receivable		14,951
Prepaid expenses		16,054
Property and equipment (net of accumulated depreciation of $33,836)		15,233
Loan to member		5,000
Other assets		2,259
Total Assets	$	234,649
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	16,652
Total Liabilities		16,652
Member's equity		217,997
Total Liabilities and Member's Equity	$	234,649

The accompanying notes are an integral
part of the financial statements

WINEBRENNER CAPITAL PARTNERS, LLC
STATEMENT OF OPERATIONS
for the year ended December 31, 2008

REVENUES	
Commissions	$ 669,457
Investment banking	111,959
Interest	2,578
Total Revenue	783,994
EXPENSES	
Employee compensation and benefits	333,737
Brokerage and clearance fees	98,523
Advertising	127,444
Occupancy costs	39,977
Other operating expenses	228,234
Penalties and interest	31
Depreciation	6,176
Total Expenses	834,122
NET (LOSS) BEFORE INCOME TAXES	(50,128)
Provision for income taxes	175
NET (LOSS)	$ (50,303)

The accompanying notes are an integral
part of the financial statements

WINEBRENNER CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
for the year ended December 31, 2008

Balance at beginning of year	$ 268,300
Net (Loss)	(50,303)
Distributions to member	-
Balance at December 31, 2008	$ 217,997

The accompanying notes are an integral
part of the financial statements

WINEBRENNER CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
for the year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss)	$ (50,303)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation and amortization	6,176
(Increase) Decrease in	
Commissions receivable	(3,977)
Loan to member	(5,000)
Prepaid expenses	1,414
Increase (Decrease) in	
Accounts payable	2,523
Net cash (used in) operating activities	(49,167)
NET (DECREASE) IN CASH	(49,167)
Cash and cash equivalents, beginning of year	230,319
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 181,152
Supplemental Disclosures:	
Interest paid in cash	$ -
Income taxes paid in cash	$ 175

The accompanying notes are an integral part of the financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Winebrenner Capital Partners, LLC is a registered broker-dealer with certain restrictions as outlined in an agreement with the Financial Industry Regulation Authority. The Company was formed on March 26, 1992 as a single member Kentucky limited liability company and is registered with the Securities and Exchange Commission.

In general, the Company has agreed to not hold funds or securities for customers, or to owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

This summary of significant accounting policies of Winebrenner Capital Partners, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and reported revenues and expenses. Actual results could differ from those estimates.

Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Fixed Assets and Depreciation

Fixed assets are recorded at historical cost. Depreciation and amortization is calculated using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Asset Class	Years
Furniture and fixtures	10
Office equipment	5
Leasehold improvements	10

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue

The Company's primary source of revenue is through commissions generated by effecting trades for its customers, most of whom are principally located in the Central and Eastern Kentucky areas. Customers' securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Investment banking revenues includes fees arising from securities offerings in which the Company acts as the placement agent. Investment banking revenues also includes fees earned from providing merger-and-acquisition advisory services. Investment banking fees are recognized over the term of the contracts, sales concessions on settlement date, and advisory fees at the time the services are completed and the income is reasonably determinable.

Income Tax

The Company was formed as a limited liability company and being owned by a single member, is disregarded for federal income tax purposes. In 2005, Kentucky passed legislation taxing single member LLCs and other pass-through entities at the entity level. The Company is not reporting a provision for income taxes, which have been based upon the company's net income or gross revenues, as there is a loss in 2008.

NOTE 2 - ACCOUNTS RECEIVABLE

Accounts receivable represent amounts due from the Company's clearing broker principally for commissions earned for the month of December 2008. The Company does not require collateral under its present arrangement with the clearing broker.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company's net capital as defined by Rule 15c3-1 totaled $179,451, which exceeded the minimum capital requirement by $79,451. At December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was .093 to 1.

NOTE 4 - PROPERTY AND EQUIPMENT

As of December 31, 2008 the fixed asset accounts reflected the following balances:

Furniture and fixtures	$ 24,400
Office equipment	16,094
Vehicles	-
Leasehold improvements	8,575
	49,069
Accumulated depreciation	(33,836)
Net Property and equipment	$ 15,233

NOTE 5 - LEASE COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has a noncancellable operating lease for office rent that expires in August, 2011. The lease is with the spouse of the president of the Company. The Company is responsible for the minimum monthly lease payments along with the maintenance and taxes on this property. The Company also has a lease on a vehicle that expires in October, 2009, a vehicle that expires in February, 2011 and an equipment lease that expires June, 2013. The future minimum lease payments under these noncancellable operating leases as of December 31, 2008 are as follows:

2009	$ 63,903
2010	55,336
2011	29,151
2012	7,098
2013	3,549
Total	$ 159,037

NOTE 6 - RETIREMENT PLAN

The Company began a Simple IRA Retirement Plan in 2003 covering its eligible employees. Under the plan, the Company contributes to each participant's account an amount equal to their deferral, but no more than 3 percent of the participant's gross wages. There was no participation in 2008 and plan expenses incurred by the Company were $0 for the year ended December 31, 2008.

NOTE 7 – CONCENTRATIONS OF CREDIT RISKS

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

SUPPLEMENTARY INFORMATION

WINEBRENNER CAPITAL PARTNERS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

NET CAPITAL		
Stockholder's equity		$ 217,997
Deductions and/or charges		
Non-allowable fixed assets	$ 15,233	
Accounts receivable - other	5,000	
Other assets	18,312	
		(38,546)
Net capital before percentage reductions		179,451
Pursuant to Rule 15c3-1 (F)		
Reduction of securities held as investments		-
Net capital		$ 179,451
AGGREGATE INDEBTEDNESS		
Accounts payable	$ 16,652	
Accrued liabilities	-	
Aggregate indebtedness		$ 16,652
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		
$179,451 divided by 15 or $100,000 minimum		$ 100,000
Excess net capital		$ 79,451
Ratio of aggregate indebtedness to net capital		9.28%
RECONCILIATION WITH COMPANY CALCULATIONS		
Net capital as reported in FOCUS report		$ 191,930
Effect of audit adjustments on accounts included in net capital calculation		(12,479)
Net capital as calculated above		$ 179,451

WINEBRENNER CAPITAL PARTNERS, LLC
SCHEDULE II
COMPUTATION OF RESERVE REQUIREMENT IN ACCORDANCE WITH RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Winebrenner Capital Partners, LLC had no notes payable collateralized by securities, or secured customer accounts receivable at any point throughout the year ended December 31, 2008. Therefore, a computation of reserve requirement in accordance with SEC Rule 15c3-3 is not applicable.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Winebrenner Capital Partners, LLC
Louisville, Kentucky

In planning and performing our audit of the financial statements Winebrenner Capital Partners, LLC, as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule, 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregative indebtedness and net capital under Rule 17a-3(a)(11)and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, costs, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by the management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our considerations of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC objectives.

This report is intended solely for the information and use of the Member, management, SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ray, Foley, Hensley & Company, PLLC
Lexington, Kentucky
February 25, 2009

WINEBRENNER CAPITAL PARTNERS, LLC
Louisville, Kentucky

FINANCIAL STATEMENTS
December 31, 2008